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                              January 7, 2021

       Renee Wilm
       Chief Legal Officer
       Liberty Media Acquisition Corporation
       12300 Liberty Blvd.
       Englewood, CO 80112

                                                        Re: Liberty Media
Acquisition Corporation
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-250188

       Dear Ms. Wilm:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2020 letter.

       Form S-1 filed December 23, 2020

       Acquisition Criteria, page 93

   1. We note your response to comment 2. Please revise to disclose, as indicated in your response, that you are
not aware of and are unable to determine at this time the criteria on which you would base
your decision regarding whether to engage in a business
                                                        combination that would
eliminate the high vote feature.
 Renee Wilm
FirstName  LastNameRenee   Wilm
Liberty Media Acquisition Corporation
Comapany
January    NameLiberty Media Acquisition Corporation
        7, 2021
January
Page 2 7, 2021 Page 2
FirstName LastName
       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction